Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

June 15, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Acacia Research Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012

Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 27, 2012

File No. 000-26068

Dear Mr. Gilmore:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated May 23, 2012 (the “Comment Letter”), in connection with the Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 (the “Form 10-K”), Form 10-K/A for the Fiscal Year Ended December 31, 2011 Filed March 28, 2012 and Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed April 27, 2012 (the “Form 10-Q”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K or the Form 10-Q as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2011

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

1.	We note that you have disclosed the high and low bid prices for your common stock as report by The Nasdaq Global Select Market, rather than the high and low sales prices for the common stock. Please confirm that you will provide the sales prices in future filings. See Item 201(a)(1)(ii) of Regulation S-K.

Company Response: With reference to Item 201(a)(1)(ii) of Regulation S-K, we hereby confirm that in future filings we will provide the high and low sales prices for our common stock as reported by The Nasdaq Global Select Market, rather than the high and low bid prices for our common stock.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 34

2.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose on page 35 that the 40% increase in revenue in fiscal year 2011 was due primarily to an increase in the average revenue per executed agreement, which was offset by a decrease in the total number of agreements executed. Please tell us what consideration you have given to quantifying the sources that contributed to a material change and particularly disclosing the average revenue per executed agreement for the periods presented if this is a financial metric used by the company. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Company Response:  We note Section III.B of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K and respectfully submit that we provided specific information regarding the key drivers of the period-to-period fluctuation in revenues in the Form 10-K.  For example, we:

•	highlighted the fluctuation in the number of agreements executed by disclosing the number of new agreements executed for all periods presented along with disclosing the period-to-period fluctuations in revenues, highlighting the relationship between the number of agreements executed each period and the amount of, and fluctuations in total revenues recognized each period (see pages 24 and 34 of the Form 10-K);

•	disclosed the number of individual licensees that comprise 10% or more of total revenues for the periods presented in order to provide our stockholders and potential investors with information regarding the magnitude of individual revenue agreements executed and contributing to revenues period to period, and the overall sources of and reasons for fluctuations in revenues on a period-to-period basis (see page 34 of the Form 10-K); and

•	provided information regarding the number of revenue generating patent portfolios for each period presented in order to provide our stockholders and potential investors with information regarding the impact of fluctuations in the number of revenue generating portfolios period-to-period on total revenues period-to-period. (see page 24 of the Form 10-K).

We respectfully submit that average revenue per agreement is not a financial metric used by us to assess the performance of the business or manage the operation of the business. However, fluctuations in the average revenue per agreement was a source of material change in revenues recognized for the periods presented in our 2011 Form 10-K. As such, we provided total agreements executed for each period presented, which taken together with information on total revenues recognized for each period presented, provided stockholders and potential investors with key data points to consider and calculate the impact of average revenue per agreement on the fluctuation in total revenues for the periods presented.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Revenues, page 34

3.	In your discussion of the factors that result in revenues fluctuating from period to period, one factor listed is the timing of the receipt of period payments and/or reports from licensees. Please tell us what consideration you gave to disclosing the amount of revenues attributable to recurring royalties to provide further information about the quality of, and potential variability of, the company's earnings. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Company Response:  We note Section III.B of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K. We respectfully submit that the amount of revenues attributable to recurring royalties is not a material component of revenues for the periods presented in our 2011 10-K, and as such, revenues attributable to recurring royalties is not a significant driver of the fluctuations in total revenues for the periods presented. Revenues attributable to recurring royalties totaled $910,000 or .49% of total revenues, $1,232,000 or .93% of total revenues and $2,357,000 or 3.50% of total revenues, for fiscal 2011, 2010 and 2009, respectively. As such, to the extent that recurring revenues are not material in future periods, we will omit “timing of the receipt of periodic payments and/or reports from licensees,” from our summary list of factors contributing to the period-to-period fluctuations in revenues.

4.	You disclose that fluctuations in the net number of active licensees from period to period is one of the factors that result in revenues fluctuating from period to period. While you disclose new agreements executed and the number of licensing and enforcement programs generating revenues, you do not disclose the net number of active licensees. Please tell us what consideration you gave to disclosing the net number of active licensees and whether this metric represents a key performance indicator for the company. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33- 8350.

Company Response: Similar to our response to Comment #3 above, we respectfully submit that the amount of revenues attributable to recurring royalties is not a material component of revenues for the periods presented in our 2011 Form 10-K, and as a result, net number of active licensees is not a material data point for our business. In addition, net number of active licensees is not a metric representing a key performance indicator for us. As such, to the extent that recurring revenues are not material in future periods, we will omit the reference to “fluctuations in the net number of active licensees” in our summary of factors contributing to fluctuations in revenues period to period.

5.	We note management statements in the company’s Q4 2011 and Q1 2012 earnings conference calls indicating that you are seeing a significant trend in growing the percentage of revenues from non-litigating licensing agreements and that such arrangements have an accretive impact on your margins. Please tell us what consideration you gave to disclosing the amount of revenues from non-litigating license arrangements as well as the extent to which this has impacted margins during the periods presented. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33- 8350.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Company Response: We note Section III.B of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K. We respectfully submit that we execute patent licensing arrangements with users of our patented technologies through willing licensing negotiations without the filing of patent infringement litigation, or through the negotiation of license and settlement arrangements in connection with the filing of patent infringement litigation (see page 7). However, revenues from litigation and revenues from non-litigation is not a metric utilized by management to assess performance of the business or a metric used by management to manage the business. Whether or not revenues are realized as a result of litigation or not is based on a number of factors, many of which are not in our control. Our reference to revenues from non-litigation on our recent conference calls was intended to provide information to investors regarding the fluctuations in contingent legal fees in relation to revenues and the impact on margins for the applicable periods being discussed and presented in the related earnings press release.

We respectfully submit that we provided specific information regarding the key drivers of the period-to-period fluctuation in contingent legal fees in the applicable filings, for example:

•	We describe the nature of contingent legal fees and their relationship to revenues recognized in the applicable periods and the factors that contribute to fluctuations in contingent legal fees period-to-period (See page 35 of the Form 10-K).
•	We disclosed in tabular format, the percentage change in revenues as compared to the related percentage change in contingent legal fees for the periods presented to provide stockholders and potential investors information regarding the fluctuations in contingent legal fees in relation to revenues and the fluctuations in revenues period-to-period (See page 35 of the Form 10-K).
•	We disclosed calculations of contingent legal fees as a percentage of related revenues for the periods presented to provide stockholders and potential investors with additional information about the fluctuations in contingent legal fees in relation to revenues and the fluctuation in revenues period-to-period (See pages 35 and 36 of the Form 10-K)
•	We provided notes for each of these tables discussing the specific sources of fluctuations in contingent legal fees in relation to the related revenues for the periods presented (See page 35 of the Form 10-K).

When applicable, on future conference calls and in our future filings, we will clarify that revenues from non-litigation is not a key performance metric, or a metric that management uses to manage the business, and that references to revenues from non-litigation are made in an effort to provide information regarding the fluctuations in contingent legal fees in relation to related fluctuations in revenues and the related impact on margins period-to-period.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

6.	We note management statements in the company’s Q4 2011 earnings conference call indicating that you have started expanding your business by purchasing 100% ownership of certain patent portfolios and this provides an opportunity for the company to expand its profit margins on portfolios where you do not need to share the net licensing revenues. Please tell us what consideration you gave to disclosing the amount of revenues from owned portfolios compared to partnering arrangements as well as the extent to which this has impacted margins during the periods presented. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Company Response: We note Section III.B of SEC Release 33-8350 and Item 303(a)(3) of Regulation S-K. We respectfully submit that acquisition of 100% of certain patent portfolios has been a business practice for several years, and the Q1 2012 acquisition does not represent a change in the business or an expansion of the business into a new area. Historically, we have either partnered with patent owners or acquired 100% ownership of patent portfolios. On future conference calls, where applicable, we will emphasize that acquisition of 100% ownership of certain patent portfolios has been an ongoing practice, based on the facts and circumstances of the respective opportunity, and not a new or recent business expansion related practice.

In addition, we respectfully submit that revenues from patent portfolios that we own 100% or revenues from patent portfolios where we have an inventor royalty obligation is not a metric utilized by management to assess performance of the business or a metric used by management to manage the business. We acquire patent portfolios in a number of ways for the purpose of generating revenues and cash flows via licensing and enforcement of the patents acquired.

Our reference to 100% ownership of patent portfolios on our conference call was intended to provide information to investors regarding the Q1 2012 acquisition and provide information regarding the fluctuations in inventor royalties in relation to revenues and the fluctuation in revenues, and the impact on margins for the applicable periods presented.

We respectfully submit that we provided specific information regarding the key drivers of the period-to-period fluctuation in inventor royalties, for example:

•	We described the nature of inventor royalties and their relationship to revenues recognized in the applicable periods and the factors that contribute to fluctuations in inventor royalties period-to-period (See page 35 of the Form 10-K).
•	We disclosed in tabular format, the percentage change in revenues as compared to the related percentage change in inventor royalties for the periods presented to provide stockholders and potential investors information about the fluctuations in inventor royalties in relation to revenues and the fluctuation in revenues period-to-period (See page 35 of the Form 10-K).
•	We disclosed calculations of inventor royalties as a percentage of related revenues for the periods presented to provide stockholders and potential investors with additional information about the fluctuations in inventor royalties in relation to revenues and the fluctuation in revenues period-to-period (See pages 35 and 36 of the Form 10K).

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

•	We provided notes for each of these tables discussing the specific sources of fluctuations in inventor royalties in relation to the related revenues for the periods presented (See page 35 of the Form 10-K).

Consolidated Financial Statements

Note 10. Income Taxes, page F-16

7.	We note that you recognized a significant amount of foreign withholding taxes in 2011 in connection with certain licensing arrangements executed during 2011. Please tell us what consideration you gave to separately disclosing domestic and foreign pre-tax earnings. Please refer to Rule 4-08(h) of Regulation S-X.

Company Response: We note Rule 4-08(h) of Regulation S-X, which states, among other provisions, that:

1.	Disclosure shall be made in the income statement or a note thereto, of (i) the components of income (loss) before income tax expense (benefit) as either domestic or foreign.
2.	For purposes of this rule, foreign income (loss) is defined as income (loss) generated from a registrant's foreign operations, i.e., operations that are located outside of the registrant's home country.

We respectfully submit that we do not have any material operations outside of the United States of America (i.e., no material foreign operations). The net loss for our immaterial foreign operations was less than $50,000 (Fifty Thousand Dollars) for fiscal years 2011, 2010 and 2009, respectively. We have not recognized any revenues from foreign operations historically. The foreign withholding taxes were calculated by the payer on gross license fees paid to us (i.e. not based on net income) pursuant to the applicable tax treaty between the United States and the applicable foreign jurisdiction. The specific licensee made a payment to us in the United States from its Korean location, and as a result, certain taxes were withheld on the gross amount of fees paid.

In future filings with the SEC, in an effort to clarify, we will consider disclosing the fact that foreign operations are not material.

8.	As a related matter, we note disclosure on page 6 of your March 31, 2011 Form 10-Q that there was about $7.4 million of taxes withheld by a Korean tax authority related to a licensing arrangement executed during the quarter ended March 31, 2011. Please tell us what consideration you gave to disclosing revenues attributed to customers outside of the U.S. and to any significant individual country. Refer to ASC 280-10-50-41.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Company Response: Our licensing and enforcement of U.S. patents for infringement occurs primarily in the United States. In some situations, we bring enforcement actions against infringers in the United States related to their infringing activities in the United States, and upon reaching a settlement, the licensee chooses to make the payment under the agreement from its foreign corporate parent or chooses to have their foreign corporate parent execute the agreement for their own strategic / planning reasons. As described above, we do not have any material foreign operations, and have not recognized any revenues from foreign operations historically. As such, disclosure of a dollar amount related to foreign customers may be misleading, as it may portray a dependence on foreign customers or that we are operating in a material manner in foreign jurisdictions, both of which are not the case.

Notwithstanding we will provide additional disclosures in future filings reflecting revenues attributed to customers outside of the U.S., if any.

9.	We note the line item “State income and foreign taxes, net of federal tax effect” in your rate reconciliation on page F-16. Please provide us with a breakdown of the components of this line item and tell us what consideration you gave to providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

Company Response: We respectfully submit the following breakdown of the components of “State income and foreign taxes, net of federal tax effect”:

	2011	2010	2009
Foreign taxes	25%	4%	-%
State income taxes	2%	1%	(4%)
Total	27%	5%	(4%)

In future filings, if situations and relationships exist similar to the 2011 column, we will consider including the less than 5% amounts in an “Other” category or separately, and reflect the more significant amounts (those greater than 10%) separately.

10.	Please tell us what consideration you gave to disclosing the amount of cumulative undistributed earnings from your foreign subsidiaries, if any, and the amount of the unrecognized deferred tax liability related to such earnings. Refer to ASC 740-30-50-2.

Company Response: We respectfully submit, as described above, we do not have any material foreign operations and have not recognized any revenues from foreign operations, and as such, we do not have any foreign subsidiaries with undistributed earnings for the periods presented.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Executive Compensation and Related Information (Incorporated by Reference from Definitive Proxy Statement filed on April 18, 2012)

Cash Bonuses, page 24

11.	You disclose that the cash bonuses for the named executive officers were based on the 2011 Performance Metrics as well as other “relevant factors considered in the discretion” of the Compensation Committee or the Chief Executive Officer. We note that you have not provided a quantitative discussion of these performance metrics nor discussed the “relevant factors.” In your response, please provide a quantitative discussion of the factors considered in determining the actual amount of the discretionary bonus awarded to each named executive officer. In addition, please confirm that you will provide conforming disclosure in future filings.

Company Response: We respectfully submit that the cash bonuses paid to our named executive officers are determined by and paid at the discretion of our Compensation Committee and, if applicable, our Chief Executive Officer. Although our Compensation Committee and, if applicable, our Chief Executive Officer consider certain performance metrics when determining the amount of bonus to be paid to the named executive officers, the bonus awards are ultimately discretionary in nature and thus reported as discretionary bonuses in the Summary Compensation Table rather than as cash incentive plan compensation. The Compensation Committee does not assign any weight to any of the listed performance metrics. Rather, the Compensation Committee uses such performance metrics as guidelines when evaluating our overall performance and each named executive officer’s individual performance. The Compensation Committee may also consider other factors in its discretion, including a named executive officer’s successfully completion of specific projects tasked to such person over the course of the fiscal year. Thus, we respectfully submit that based on the foregoing we are unable to provide a quantitative discussion of the factors considered in determining these discretionary bonuses. In future filings, we will provide a more detailed description of the process used by the Compensation Committee when evaluating discretionary cash bonus awards to the named executive officers.

Equity Compensation, page 25

12.	Your discussion of the equity compensation awarded in 2011 does not address how the actual awards were determined on an individualized basis. In your response, please tell us how the award for each named executive officer was determined. Your discussion should address the individual performance or contributions that were taken into account, on an individualized basis, in determining the size of the award. In addition, please confirm that you will provide conforming disclosure in future filings.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Company Response: As with our cash bonuses, we respectfully submit that the equity awards made to our named executive officers are determined by the discretion of our Compensation Committee and, if applicable, our Chief Executive Officer and are based on a number of factors, none of which has a specific weight. Our Compensation Committee and, if applicable, our Chief Executive Officer generally consider a named executive officer’s position, responsibilities, contribution to our company, performance and retention considerations in determining the size of an equity award; however, the size of the equity awards is not based on a quantitative analysis of such factors. Rather, the Compensation Committee uses such factors as guidelines when determining the size of individual equity awards. In future filings, we will provide a more detailed description of the process used by the Compensation Committee when evaluating the size of equity awards to the named executive officers.

Summary Compensation Table, page, 29

13.	It appears that the bonuses listed in the Non-Equity Incentive Plan Compensation column (column (g)) were not awarded pursuant to a plan as defined in Item 402(a)(6)(iii) of Regulation S-K and should therefore be included in (column (d)) with footnote disclosure distinguishing between the discretionary and non-discretionary bonuses. Please see Regulation S-K Compliance and Disclosure Interpretations Question 119.02 and advise.

Company Response: We acknowledge that the bonuses listed in the Non-Equity Incentive Plan Compensation column (column (g)) were not awarded pursuant to a plan and should therefore be included in the Bonus column (column (d)) with footnote disclosure distinguishing between the discretionary and non-discretionary bonuses. We will ensure that in future filings the Summary Compensation Table reflects bonuses in the correct column with appropriate footnote disclosure.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Exhibit Index

14.	We note that the exhibit index does not indicate that portions of Exhibit 2.1 relating to the merger agreement with ADAPTIX were omitted pursuant to a request for confidential treatment. Please ensure that in future filings the exhibit index indicates that you have omitted portions of the agreement pursuant to a request for confidential treatment. This comment also applies to Amendment No. 2 to the Form 8-K/A filed May 8, 2012.

Company Response: We respectfully submit that footnote 16 to the exhibit index to the Form 10-K indicates that portions of Exhibit 2.1 relating to the merger agreement with ADAPTIX were omitted pursuant to a request for confidential treatment. We will ensure that in future filings the exhibit index indicates that we have omitted portions of the agreement pursuant to a request for confidential treatment.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Financial Statements

Note 8. Acquisitions, page 5

15.	We note that you provide pro forma results for the three months ended March 31, 2012. Please tell us what consideration you gave to disclosing the amounts of revenue and earnings attributable to ADAPTIX since the acquisition date that is included in the consolidated income statement for the reporting period. Refer to ASC 805-10-50-2(h)(1).

Company Response: With reference to ASC 805-10-50-2(h)(1), we respectfully submit that we assessed the acquisition of ADAPTIX pursuant to the guidance set forth in ASC 805-55-4, “Definition of a Business,” and concluded that we had acquired a business under ASC 805-55-4. However, for a significant period of time prior to the acquisition of ADAPTIX, its operations and business activities had ceased. Further, we did not acquire any of ADAPTIX’s employees or processes as contemplated by ASC 805-55-4. Our business is to acquire, license and enforce patented technologies, and the sole reason for the merger transaction was to acquire ADAPTIX’s patent portfolios, which were its primary assets, for future licensing and enforcement activities, consistent with our ordinary course practice of acquiring patent portfolio assets. Upon the closing of the merger, we obtained control of ADAPTIX’s patent portfolios for licensing and enforcement activities, applying our existing processes and activities to the patents acquired. For the foregoing reasons, we believe that disclosure of stand-alone revenues and earnings for ADAPTIX would be misleading to investors and not indicative of the operations of ADAPTIX as acquired.

In addition, we believe that disclosure of information regarding the patent portfolios acquired by us in the ADAPTIX transaction, or any other patent portfolios acquired, owned or controlled by us, would harm us competitively and significantly diminish the value of such patent portfolios, and therefore disclosure of such information is not in the best interests of our stockholders. Disclosure of such information would provide defendants in other ADAPTIX portfolio enforcement actions and potential licensees with valuable insights into our licensing and enforcement activities and the results of such activities, which would significantly undermine and negatively impact our ability to maximize the value of the acquired assets for our stockholders and potential investors, and therefore negatively impact stockholder value.

Notwithstanding the foregoing, to the extent that the Staff believes that disclosure of the stand-alone revenues and earnings of ADAPTIX should be provided, we will do so on a going forward basis in our applicable filings with the Commission.

Securities and Exchange Commission

Division of Corporation Finance

June 15, 2012

Exhibits, page 23

16.	We note that you have not incorporated by reference the Agreement and Plan of Merger, dated November 22, 2011, by and among Acacia Research Group LLC, Apollo Patent Corp., ADAPTIX, Inc., and Baker Communications Fund II (QP), L.P. as an exhibit to the Form 10-Q. Please advise.

Company Response: We respectfully submit that we entered into the Agreement and Plan of Merger with ADAPTIX during our fourth fiscal quarter and thus incorporated by reference the agreement as an exhibit to the Form 10-K, rather than the Form 10-Q, in accordance with Item 601(a)(4) of Regulation S-K.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours, ACACIA RESEARCH CORPORATION /s/ Clayton J. Haynes Clayton J. Haynes Chief Financial Officer and Treasurer